Mail Stop 4561

April 19, 2006

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re: Astoria Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-11967**

Dear Mr. Redman:

    We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. You may wish to provide us with your proposed disclosures prior to filing your revised document.   Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis and Results of Operations

Provision for loan losses, page 53

1. Please revise to specifically state what factors you considered in determining that no provision for loan losses was needed for each period presented and why you believe the allowance for loan losses is adequate considering the changes in the

risk components of your portfolio, the changes in charge-offs and the changes in non-accrual and past due loans.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(10) Derivative Financial Instruments, page 100

2. We note that you use two interest rate swap agreements to hedge $125.0 million of your Junior Subordinated Debentures. From your disclosure, it appears that you are using the short cut method of assessing hedge effectiveness under paragraph 68 of SFAS 133. We do not believe that you have met the requirements of paragraph 68(e), which states that there cannot be any other sources of ineffectiveness, because of the interest payment deferral feature of the junior subordinated debentures. We also believe that the deferral feature of the swap does not meet the requirements of paragraph 68(b), which only allows for swaps with matching puts and calls. As a result, we do not believe you met the requirements for hedge accounting for these interest rate swaps. Please revise your financial statements accordingly.

* * * * *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, and provide any requested supplemental information. Please file your response on EDGAR and, if you choose, provide us with your proposed disclosures to be included in your revised filings. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant